09056646

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 Center Street, Suite 800
(No. and Street)

Little Rock (City) AR (State) 72201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gus Blass, III 501-372-5171 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Erwin & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6311 Ranch Drive, Little Rock, AR 72223
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Gus Blass, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH A. CLARK
Commission No. 12361304
NOTARY PUBLIC
My Commission Expires July 07, 2017
SALINE COUNTY, ARKANSAS

[signature]
Signature

President
Title

Deborah A. Clark
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falcon Securities, Inc.

We have audited the accompanying statements of financial condition of Falcon Securities, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
February 7, 2009

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

FALCON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 44,961	$ 48,251
Investment securities owned, at market value	145,789	291,991
Prepaid expenses	405	405
Total assets	$ 191,155	$ 340,647
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	$ -	$ -
Stockholder's equity:		
Common stock; $1 par value; 1,000 shares authorized; 300 shares issued and outstanding	300	300
Additional paid-in capital	140,525	140,525
Retained earnings	50,330	199,822
Total stockholder's equity	191,155	340,647
	$ 191,155	$ 340,647

See accompanying notes

FALCON SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years ended December 31, 2008 and 2007

	2008	2007
Interest income	$ 1,398	$ 1,050
Unrealized gains (losses) on investment securities	(146,202)	110,330
Other income	-	35,000
Total income (loss)	(144,804)	146,380
Operating expenses:		
Professional fees	2,753	6,130
FINRA fees	555	805
Taxes other than income tax	350	350
SIPC fees	150	150
Other	880	762
Total operating expenses	4,688	8,197
Net income (loss)	$ (149,492)	$ 138,183

See accompanying notes

FALCON SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2006	$ 300	$ 140,525	$ 61,639	$ 202,464
Net income			138,183	138,183
Balance - December 31, 2007	300	140,525	199,822	340,647
Net loss			(149,492)	(149,492)
Balance - December 31, 2008	$ 300	$ 140,525	$ 50,330	$ 191,155

See accompanying notes

FALCON SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (149,492)	$ 138,183
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Unrealized (gains) losses on investment securities	146,202	(110,330)
Change in prepaid expenses	-	125
Net cash provided (used) by operating activities	(3,290)	27,978
Net cash provided by investing activities	-	-
Net cash provided by financing activities	-	-
Net increase (decrease) in cash and cash equivalents	(3,290)	27,978
Cash and cash equivalents		
Beginning of year	48,251	20,273
End of year	$ 44,961	$ 48,251

See accompanying notes

FALCON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

Falcon Securities, Inc. (the Company) is registered as a broker/dealer with the Securities Exchange Commission under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority (FINRA). No securities were held for customers at December 31, 2008 and 2007 or during the years then ended.

Marketable investment securities -

Marketable securities owned December 31, 2008 and 2007 consist of 5,900 shares of NASDAQ Stock Market, Inc., valued at the closing quoted market price ($24.71 per share at December 31, 2008 and $49.49 per share at December 31, 2007).

Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of these securities are classified as unrealized gains and losses and are included in the determination of income.

Cash equivalents -

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and demand deposits in commercial banks and brokerage firms.

Statement of changes in subordinated liabilities -

The accompanying financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at December 31, 2008 and 2007 or during the years then ended.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) MARKETABLE INVESTMENT SECURITIES:

Marketable investment securities at December 31, 2008 and 2007 are summarized as follows:

	Original Cost	Unrealized Gains	Unrealized Losses	Market Value
December 31, 2008	$ 94,700	$ 51,089	$ -	$ 145,789
December 31, 2007	$ 94,700	$ 197,291	$ -	$ 291,991

(3) INCOME TAXES:

The Company's stockholders have elected to be taxed under Subchapter S of the Internal Revenue Code whereby the income or loss of the Company is, in general, reported by the stockholder. Accordingly, the Company does not recognize a provision for income taxes.

(4) NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company uses the aggregate indebtedness method which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness or $25,000, whichever is greater, unless the broker-dealer: does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers; does not carry customer accounts; and clears all trades through another broker-dealer, in which case minimum net capital of $5,000 is required. The Act also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

The Company does not carry customer accounts and does not transact trades and, accordingly, the Company is required to maintain $5,000 minimum net capital. Net capital as defined under Rule 15c3-1 was $168,882 and $296,443 at December 31, 2008 and 2007, respectively. The Company had no indebtedness at December 31, 2008 and 2007.

(5) RELATED PARTY TRANSACTIONS:

The Company uses certain office facilities and general and administrative services provided by a company affiliated through common ownership without charge.

(6) FAIR VALUE MEASUREMENTS:

During 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction at the measurement date. SFAS 157 requires the following hierarchy be applied for fair value measurements:

Level 1 - Quoted prices for identical financial instruments in active markets.
Level 2 - Quoted prices for similar financial instruments in active markets; quoted prices for identical or similar instruments in markets that are not active.
Level 3 - Financial instruments whose inputs or value are unobservable.

The following table sets forth the Company's financial assets and liabilities as of December 31, 2008 and 2007 that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
December 31, 2008:				
Marketable investment securities	$ 145,789	$ -	$ -	$ 145,789
December 31, 2007:				
Marketable investment securities	$ 291,991	$ -	$ -	$ 291,991

Fair values of marketable investment securities are based upon quoted market prices, if available. If quoted prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or other observable inputs for similar securities.

ADDITIONAL INFORMATION

FALCON SECURITIES, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1

December 31, 2008 and 2007

	2008	2007
Net Capital:		
Total stockholder's equity	$ 191,155	$ 340,647
Less nonallowable assets - prepaid expenses	(405)	(405)
Less 15% haircut on marketable securities	(21,868)	(43,799)
Net capital	168,882	296,443
Net capital requirement	5,000	5,000
Excess net capital	$ 163,882	$ 291,443
Aggregate Indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	0.00 to 1	0.00 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited)	$ 168,882	$ 296,443
Net audit adjustments	-	-
Net capital per above	$ 168,882	$ 296,443

FALCON SECURITIES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

December 31, 2008 and 2007

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(ii).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AND

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company clears all customer transactions with and for customers on a fully-disclosed basis with a clearing broker, promptly transmits all customer funds and securities to the clearing broker, does not carry securities accounts for customers or perform custodial functions related to customer securities. Accordingly, no reconciliation between the computation of the reserve requirement under Rule 15c3-3 and the computation filed with Part II of Form X-17A-5 is necessary.

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

The Board of Directors and Stockholder
Falcon Securities, Inc.

In planning and performing our audit of the financial statements and additional information of Falcon Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, stockholders and management of Falcon Securities, Inc., the SEC, the Financial Industry Regulatory Authority, the Arkansas Securities Department, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
February 7, 2009

FALCON SECURITIES, INC.
SEC. FILE NO. 8-31978

Financial Statements and Additional Information
Years ended December 31, 2008 and 2007

Together With Independent Auditors' Report